                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c)
           AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
                              (Amendment No. ____)*

                                 VISTACARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92839Y109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]   Rule 13d-1(b)

      [ ]   Rule 13d-1(c)

      [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                               Page 1 of 16 Pages
                            Exhibit Index on Page 14

CUSIP NO. 92839Y109                   13 G                    Page 2 of 16 Pages

 1    NAME OF REPORTING PERSON
      BESSEMER VENTURE PARTNERS III L.P. ("BVP III")

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)    [ ]
      (b)    [X]

 3    SEC USE ONLY

 4    CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

                5    SOLE VOTING POWER
  NUMBER OF          1,782,064 shares, except that Deer III & Co., LLC
   SHARES            ("Deer III"), the general partner of BVP III, may be
 BENEFICIALLY        deemed to have sole power to vote these shares, and
OWNED BY EACH        Robert H. Buescher ("Buescher"), William T. Burgin
  REPORTING          ("Burgin"), David J. Cowan ("Cowan"), Christopher F. O.
 PERSON WITH         Gabrieli ("Gabrieli") and G. Felda Hardymon ("Hardymon"),
                     the managers of Deer III, may be deemed to have shared power to vote these shares.

                6    SHARED VOTING POWER
                     See response to row 5.

                7    SOLE DISPOSITIVE POWER
                     1,782,064 shares, except that Deer III, the general partner of BVP III, may be deemed to have sole power to dispose of these shares, and Buescher, Burgin, Cowan, Gabrieli and Hardymon, the managers of Deer III, may be deemed to have shared power to dispose of these shares.

                8    SHARED DISPOSITIVE POWER
                     See response to row 7.

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,782,064

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
           [ ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           11.53%

12    TYPE OF REPORTING PERSON
           PN

CUSIP NO. 92839Y109                   13 G                    Page 3 of 16 Pages

 1    NAME OF REPORTING PERSON
      BVP III SPECIAL SITUATIONS, L.P. ("BVP III SS")

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)    [ ]
      (b)    [X]

 3    SEC USE ONLY

 4    CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

                5    SOLE VOTING POWER
  NUMBER OF          42,060 shares, except that Deer III, the general partner
   SHARES            of BVP III SS, may be deemed to have sole power to vote
 BENEFICIALLY        these shares, and Buescher, Burgin, Cowan, Gabrieli and
OWNED BY EACH        Hardymon, the managers of Deer III, may be deemed to have
  REPORTING          shared power to vote these shares.
 PERSON WITH
                6    SHARED VOTING POWER
                     See response to row 5.

                7    SOLE DISPOSITIVE POWER
                     42,060 shares, except that Deer III, the general partner of BVP III SS, may be deemed to have sole power to dispose of these shares, and Buescher, Burgin, Cowan, Gabrieli and Hardymon, the managers of Deer III, may be deemed to have shared power to dispose of these shares.

                8    SHARED DISPOSITIVE POWER
                     See response to row 7.

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           42,060

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
           [ ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           Less than 1%

12    TYPE OF REPORTING PERSON
           PN

CUSIP NO. 92839Y109                   13 G                    Page 4 of 16 Pages

 1    NAME OF REPORTING PERSON
      DEER III & CO. LLC ("DEER III")

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)    [ ]
      (b)    [X]

 3    SEC USE ONLY

 4    CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

                5    SOLE VOTING POWER
  NUMBER OF          1,824,124 shares, of which 1,782,064 are directly owned by
   SHARES            BVP III and 42,060 are directly owned by BVP III SS.
 BENEFICIALLY        Deer III, the general partner of BVP III and BVP III SS,
OWNED BY EACH        may be deemed to have sole power to vote these shares, and
  REPORTING          Buescher, Burgin, Cowan, Gabrieli and Hardymon, the
 PERSON WITH         managers of Deer III, may be deemed to have shared power
                     to vote these shares.

                6    SHARED VOTING POWER
                     See response to row 5.

                7    SOLE DISPOSITIVE POWER
                     1,824,124 shares, of which 1,782,064 are directly owned by BVP III and 42,060 are directly owned by BVP III SS.
                     Deer III, the general partner of BVP III and BVP III SS, may be deemed to have sole power to dispose of these shares, and Buescher, Burgin, Cowan, Gabrieli and Hardymon, the managers of Deer III, may be deemed to have shared power to dispose of these shares.

                8    SHARED DISPOSITIVE POWER
                     See response to row 7.

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,824,124

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
           [ ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           11.80%

12    TYPE OF REPORTING PERSON
           OO

CUSIP NO. 92839Y109                   13 G                    Page 5 of 16 Pages

 1    NAME OF REPORTING PERSON
      ROBERT H. BUESCHER

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)    [ ]
      (b)    [X]

 3    SEC USE ONLY

 4    CITIZENSHIP OR PLACE OF ORGANIZATION   U.S.A.

                5    SOLE VOTING POWER
  NUMBER OF          7,785 shares.
   SHARES
 BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY EACH        1,824,124 shares, as Buescher is a manager of Deer III and
  REPORTING          may be deemed to have shared power to vote these shares.
 PERSON WITH
                7    SOLE DISPOSITIVE POWER
                     7,785 shares.

                8    SHARED DISPOSITIVE POWER
                     1,824,124 shares, as Buescher is a manager of Deer III and may be deemed to have shared power to dispose of these shares.

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,831,909

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
           [ ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           11.85%

12    TYPE OF REPORTING PERSON
           IN

CUSIP NO. 92839Y109                   13 G                    Page 6 of 16 Pages

 1    NAME OF REPORTING PERSON
      WILLIAM T. BURGIN

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)    [ ]
      (b)    [X]

 3    SEC USE ONLY

 4    CITIZENSHIP OR PLACE OF ORGANIZATION   U.S.A.

                5    SOLE VOTING POWER
  NUMBER OF          78,465 shares.
   SHARES
 BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY EACH        1,824,124 shares, as Burgin is a manager of Deer III and
  REPORTING          may be deemed to have shared power to vote these shares.
 PERSON WITH
                7    SOLE DISPOSITIVE POWER
                     78,465 shares.

                8    SHARED DISPOSITIVE POWER
                     1,824,124 shares, as Burgin is a manager of Deer III and may be deemed to have shared power to dispose of these shares.

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,902,589

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
           [ ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           12.31%

12    TYPE OF REPORTING PERSON
           IN

CUSIP NO. 92839Y109                   13 G                    Page 7 of 16 Pages

 1    NAME OF REPORTING PERSON
      DAVID J. COWAN

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)    [ ]
      (b)    [X]

 3    SEC USE ONLY

 4    CITIZENSHIP OR PLACE OF ORGANIZATION   U.S.A.

                5    SOLE VOTING POWER
  NUMBER OF          6,671 shares.
   SHARES
 BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY EACH        1,824,124 shares, as Cowan is a manager of Deer III and
  REPORTING          may be deemed to have shared power to vote these shares.
 PERSON WITH
                7    SOLE DISPOSITIVE POWER
                     6,671 shares.

                8    SHARED DISPOSITIVE POWER
                     1,824,124 shares, as Cowan is a manager of Deer III and may be deemed to have shared power to dispose of these shares.

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,830,795

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
           [ ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           11.84%

12    TYPE OF REPORTING PERSON
           IN

CUSIP NO. 92839Y109                   13 G                    Page 8 of 16 Pages

 1    NAME OF REPORTING PERSON
      CHRISTOPHER F. O. GABRIELI

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)    [ ]
      (b)    [X]

 3    SEC USE ONLY

 4    CITIZENSHIP OR PLACE OF ORGANIZATION   U.S.A.

                5    SOLE VOTING POWER
  NUMBER OF          117,686 shares.
   SHARES
 BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY EACH        1,824,124 shares, as Gabrieli is a manager of Deer III and
  REPORTING          may be deemed to have shared power to vote these shares.
 PERSON WITH
                7    SOLE DISPOSITIVE POWER
                     117,686 shares.

                8    SHARED DISPOSITIVE POWER
                     1,824,124 shares, as Gabrieli is a manager of Deer III and may be deemed to have shared power to dispose of these shares.

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,941,810

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
           [ ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           12.56%

12    TYPE OF REPORTING PERSON
           IN

CUSIP NO. 92839Y109                   13 G                    Page 9 of 16 Pages

 1    NAME OF REPORTING PERSON
      G. FELDA HARDYMON

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)    [ ]
      (b)    [X]

 3    SEC USE ONLY

 4    CITIZENSHIP OR PLACE OF ORGANIZATION   U.S.A.

                5    SOLE VOTING POWER
  NUMBER OF          38,905 shares.
   SHARES
 BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY EACH        1,824,124 shares, as Hardymon is a manager of Deer III and
  REPORTING          may be deemed to have shared power to vote these shares.
 PERSON WITH
                7    SOLE DISPOSITIVE POWER
                     38,905 shares.

                8    SHARED DISPOSITIVE POWER
                     1,824,124 shares, as Hardymon is a manager of Deer III and may be deemed to have shared power to dispose of these shares.

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,863,029

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
           [ ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           12.05%

12    TYPE OF REPORTING PERSON
           IN

CUSIP NO. 92839Y109                   13 G                   Page 10 of 16 Pages

ITEM 1(a).      NAME OF ISSUER:
                VistaCare, Inc.

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                8125 North Hayden Road, Suite 300
                Scottsdale, Arizona 85258

ITEM 2.

        (a), (b) and (c) Name of Person Filing, Address of Principal Business Office and Citizenship:

                This statement is filed by Bessemer Venture Partners III L.P. ("BVP III"), a Delaware limited partnership, and BVP III Special Situations, L.P. ("BVP III SS"), a Delaware limited partnership. The principal business office for BVP III and BVP III SS is at 1865 Palmer Avenue, Suite 104, Larchmont, New York, 10538.

                This statement is also filed (i) by Deer III & Co. LLC, a Delaware limited liability company ("Deer III"), the general partner of BVP III and BVP III SS and (ii) by Robert H. Buescher, William T. Burgin, David J. Cowan, Christopher F.O. Gabrieli and G. Felda Hardymon, who are all United States citizens and managers of Deer III. Deer III has its principal office at 1865 Palmer Avenue, Suite 104, Larchmont, New York, 10538. Mr. Cowan's principal business address is 535 Middlefield Road, Suite 245, Menlo Park, CA, 94025. Mr. Buescher's principal business address is the Larchmont address. The principal business address for the other members is 83 Walnut Street, Wellesley Hills, Massachusetts 02181-2101. BVP III and BVP III SS, together with the foregoing entities and individuals, are collectively referred to as the "Reporting Persons."

                This Schedule 13G shall not be construed as an admission that any Reporting Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Class A Common Stock disclosed in this Schedule 13G.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                Class A Common Stock, par value $0.01

ITEM 2(e).      CUSIP NUMBER:

                92839Y109

ITEM 3.         Not Applicable

ITEM 4.         OWNERSHIP:

                The following information with respect to the ownership of the Class A Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2002:

                (a) AMOUNT BENEFICIALLY OWNED:

                    See Row 9 of the cover page for each Reporting Person.

CUSIP NO. 92839Y109                   13 G                   Page 11 of 16 Pages

                (b) PERCENT OF CLASS:

                    See Row 11 of the cover page for each Reporting Person.

                (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                    (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                          See Row 5 of the cover page for each Reporting Person.

                    (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                          See Row 6 of the cover page for each Reporting Person.

                    (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                          See Row 7 of the cover page for each Reporting Person.

                    (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                          OF:

                          See Row 8 of the cover page for each Reporting Person.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                Not applicable

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY:

                Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationship among the Reporting Persons described herein, some or all of the Reporting Persons may be deemed to comprise a group within the meaning of Section 13 and the Rules promulgated thereunder. However, the Reporting Persons deny such group status.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP:

                Not applicable

ITEM 10.        CERTIFICATION:

                Not applicable

                        MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A - Agreement of Joint Filing dated as of February 14, 2003.

                                                             Page 12 of 16 Pages

                                   SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2003

                                         BESSEMER VENTURE PARTNERS III L.P.

                                         By: Deer III & Co. LLC, General Partner

                                         By: /s/ J. Edmund Colloton
                                             -----------------------------------
                                                 J. Edmund Colloton
                                                 Authorized Officer


                                         BVP III SPECIAL SITUATIONS L.P.

                                         By: Deer III & Co. LLC, General Partner

                                         By: /s/ J. Edmund Colloton
                                             -----------------------------------
                                                 J. Edmund Colloton
                                                 Authorized Officer


                                         DEER III & Co. LLC

                                         By: /s/ J. Edmund Colloton
                                             -----------------------------------
                                                 J. Edmund Colloton
                                                 Authorized Officer


                                         ROBERT H. BUESCHER

                                         By:          *
                                             -----------------------------------
                                                 J. Edmund Colloton
                                                 Attorney-in-Fact


                                         WILLIAM T. BURGIN

                                         By:          *
                                             -----------------------------------
                                                 J. Edmund Colloton
                                                 Attorney-in-Fact


                                         DAVID J. COWAN

                                         By:          *
                                             -----------------------------------
                                                 J. Edmund Colloton
                                                 Attorney-in-Fact

                                                             Page 13 of 16 Pages

                                         CHRISTOPHER F. O. GABRIELI

                                         By:          *
                                             -----------------------------------
                                                 J. Edmund Colloton
                                                 Attorney-in-Fact


                                         G. FELDA HARDYMON

                                         By:          *
                                             -----------------------------------
                                                 J. Edmund Colloton
                                                 Attorney-in-Fact

        *Signed pursuant to a Statement Appointing Designated Filer and Authorized Signatories, dated February 14, 2002 (the "Statement of Designation") and filed with the SEC on February 14, 2002 as an exhibit to the Form 13G for Telocity Delaware, Inc., filed by Bessemer Venture Partners IV, L.P., which Statement of Designation is incorporated by reference herein.

                                                             Page 14 of 16 Pages

                                  EXHIBIT INDEX

                                                                     Found on
                                                                   Sequentially
Exhibit                                                            Numbered Page
-------                                                            -------------
Exhibit A:     Agreement of Joint Filing                                15

                                                             Page 15 of 16 Pages

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

        The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of VistaCare, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G (or any amendment thereto).

        This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date:  February 14, 2003
                                         BESSEMER VENTURE PARTNERS III L.P.

                                         By: Deer III & Co. LLC, General Partner

                                         By: /s/ J. Edmund Colloton
                                             -----------------------------------
                                                 J. Edmund Colloton
                                                 Authorized Officer


                                         BVP III SPECIAL SITUATIONS L.P.

                                         By: Deer III & Co. LLC, General Partner

                                         By: /s/ J. Edmund Colloton
                                             -----------------------------------
                                                 J. Edmund Colloton
                                                 Authorized Officer


                                         DEER III & Co. LLC

                                         By: /s/ J. Edmund Colloton
                                             -----------------------------------
                                                 J. Edmund Colloton
                                                 Authorized Officer


                                         ROBERT H. BUESCHER

                                         By:          *
                                             -----------------------------------
                                                 J. Edmund Colloton
                                                 Attorney-in-Fact


                                         WILLIAM T. BURGIN

                                         By:          *
                                             -----------------------------------
                                                 J. Edmund Colloton
                                                 Attorney-in-Fact


                                         DAVID J. COWAN

                                         By:          *
                                             -----------------------------------
                                                 J. Edmund Colloton
                                                 Attorney-in-Fact

                                                             Page 16 of 16 Pages

                                         CHRISTOPHER F. O. GABRIELI

                                         By:          *
                                             -----------------------------------
                                                 J. Edmund Colloton
                                                 Attorney-in-Fact

                                         G. FELDA HARDYMON

                                         By:          *
                                             -----------------------------------
                                                 J. Edmund Colloton
                                                 Attorney-in-Fact

        * Signed pursuant to a Statement Appointing Designated Filer and Authorized Signatories, dated February 14, 2002 (the "Statement of Designation") and filed with the SEC on February 14, 2002 as an exhibit to the Form 13G for Telocity Delaware, Inc., filed by Bessemer Venture Partners IV, L.P., which Statement of Designation is incorporated by reference herein.